Nano-Textile Ltd.

3 Lohamei HaGetaot St.

Nahariya 2244427

ISRAEL

March 11, 2015

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Nano-Textile Ltd.

Registration Statement on Form F-1 - Amendment No. 1

Originally Filed February 6, 2015

File No. 333-201903

Dear Mr. Reynolds:

Nano-Textile Ltd. (“Nano-Textile” or the “Company”) acknowledges receipt of the letter dated March 5, 2015 (the “Staff Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”). Per the instructions in your letter, we have amended our Registration Statement on Form F-1 (the “Amended Draft”) and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff’s comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff’s comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Nano-Textile is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff’s comments contained in the Staff Letter (in bold face type) followed by our responses.

Nano-Textile Ltd.

3 Lohamei HaGetaot St.

Nahariya 2244427

ISRAEL

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

2.	Please revise where appropriate to explain the extent to which the primary and selling shareholder offerings may be conducted at different prices. Discuss the consequences for potential investors, for example whether you may be offering at a price over the market price, if one develops. Additionally, please advise us what factors will determine whether Joshua Herchcovici will be soliciting potential purchasers on his own behalf or on behalf of the company in the primary offering

Response: Revised. As discussed in the registration statement, until our shares are quoted on the OTC Bulletin Board or equivalent quotation service, the selling stockholders will sell the ordinary shares at the fixed offering price of $0.10 per ordinary share, which is the same price that we will be selling our shares in the primary offering. Our selling stockholders have advised us that once our shares are quoted on the OTC Bulletin Board or equivalent quotation service they will sell the ordinary shares from time to time at prevailing market prices or at privately negotiated prices. Accordingly, once our shares are quoted on the OTC Bulletin Board or equivalent quotation service, the primary and selling shareholder offerings may be conducted at different prices. If the market price is less than the offering price in the registration statement, then a potential investor would have the option to purchase our ordinary shares from a selling shareholder at the market price instead of directly from us at the offering price.

With regard to the Staff’s second comment, we have revised the selling stockholder offering to remove both Joshua Herchcovici and Meir Elishkov from the list of selling stockholders. Thus, there is no Director or Executive Officer whose shares are being registered in the offering. Please see the Amended Draft.

3.	We note the discussion of dealer prospectus delivery obligations on page 6. Please advise us of any agreements, arrangements or intentions with respect to distributing your securities through dealers

Response: We have not entered into any agreements or arrangements, and have no current intention to distribute our securities through dealers.

4.	Please limit the cover page to one page. See Item 501(b) of Regulation S-K.

Response: Revised. We have revised the document to limit the cover page to one page. Please see the Amended Draft.

Nano-Textile Ltd.

3 Lohamei HaGetaot St.

Nahariya 2244427

ISRAEL

Summary, page 7

5.	We note your website on page 7 and your statement that you do not currently have an operating website. However, it appears that your website is operational. In this regard, the management section of the website includes the CEO and 2 individuals not identified as management in the Form F-1. Professor Gedanken is listed as a VP. Please revise the prospectus as appropriate or advise.

Response: The information on our website in not current and we have shut it down.

Risk Factors, page 10

6.	You disclose in risk factor 25 on page 16 that your reporting and functional currencies are the New Israeli Shekel (NIS) yet Note 2.c. – Basis of Preparation –Functional and Presentational Currency on page 79 indicates your functional and presentational currencies are the US Dollar. Please clarify your risk factor disclosure as necessary.

Response: Revised. We have revised risk factor 25 on page 16 to conform to the statement in the financial statements. Please see the Amended Draft.

Use of proceeds, page 21

7.	It is unclear on what basis you estimate that the net proceeds will be approximately $2,935,000 given the nature of the offering. Please revise to delete this statement and clarify your intended use of proceeds in the event you raise only a de minimis amount.

Response: Revised. We have deleted the first sentence in the Use of Proceeds section and have revised this section to clarify our intended use of proceeds in the event we raise only a de minimis amount. Please see the Amended Draft.

Capitalization, page 30

8.	The column headings in the capitalization table disclose that the amounts are presented in thousands but it does not appear that the US Dollar column amounts are actually in thousands. Please revise this column and the NIS column as necessary.

Response: Revised. We have revised the column headings by removing the phrase “in thousands.” Please see the Amended Draft.

Holders, page 31

9.	Please include a statement that provides the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Response: Revised. We have revised the Holders section of the document to state that none of our record holders are in the United States and none of our outstanding stock is currently held in the United States. Please see the Amended Draft.

Nano-Textile Ltd.

3 Lohamei HaGetaot St.

Nahariya 2244427

ISRAEL

Milestones, page 33

10.	Revise this discussion to also address and reconcile with the requirements and milestones in your License Agreement.

Response: Revised. We have revised the discussion on page 33 to address the requirements and milestones set forth in the License Agreement with BIRAD. Please see the Amended Draft.

Business, page 37

11.	Please revise here and your plan of operation to address when you anticipate acquiring a prototype textile and necessary equipment, such as the “sono reactor.” In this regard, disclose in competition or where appropriate to address any similar products that are currently available using similar sono-chemical technology.

Response: Revised. Subject to raising sufficient funds in the offering, we plan to acquire the necessary equipment in approximately eight months. We are not aware of any competitor that is using similar sono-chemical technology to produce similar products on a commercial scale within our proposed business field. Please see the Amended Draft.

12.	We note the statement on page 42 that the licensor granted a third party an option to obtain an exclusive license to the Patent Rights for the field of disposable anti-bacterial textiles for medical treatment and/or personal hygiene, i.e., bandages. Please revise to address if and how you will be able to pursue the hospital and related markets given this third party option. Please revise risk factors accordingly.

Response: Revised. Our business plan is not predicated on obtaining a license for the Additional Field, namely, the field of disposable anti-bacterial textiles for medical treatment and/or personal hygiene, i.e., bandages. Our license to the Patent Rights includes the right to develop, manufacture, use, offer for sale, and sell in Europe, Asia, South America and Australia bed linen, drapery, upholstery, home textile and/or clothing produced through exploitation of the Patent Rights. As discussed in the registration statement, in the event the third party who has the option to obtain an exclusive license to the Additional Field does not exercise its option, then BIRAD will inform us of this fact and grant us thirty days to inform BIRAD of our interest in expanding our license to include the Additional Field, and we shall then have sixty (60) days to negotiate the inclusion of the Additional Field into our license to the Patent Rights. Whether or not we expand our license to include the Additional Field will not affect our ability to implement our plan of operation. Please see the Amended Draft.

Directors, Executive Officers, Promoters and Control Persons, page 47

13.	Please provide the business address of each member of your management, as required by Item 1.A of Form 20-F. Please also disclose Joshua Herchcovici’s title

Response: Revised. We have revised the document to include the business address of each member of our management. In addition, we have added Joshua Herchcovici’s title, Chairman of the Board. Please see the Amended Draft.

Nano-Textile Ltd.

3 Lohamei HaGetaot St.

Nahariya 2244427

ISRAEL

Executive Compensation, page 60

14.	We note the statement that you did not pay and do not owe any compensation to executive officers. Please provide compensation disclosure for fiscal year 2014

Response: Revised. We have revised the document to include compensation disclosure for fiscal year 2014. Please see the Amended Draft.

Certain Transactions, page 63

15.	Please revise to discuss all relevant transactions. We note, for example, the reference on page 86 to 285,715 ordinary shares to its former Chief Executive Officer, in exchange for CEO services received by October 30, 2014.

Response: Revised. We have revised the document to include all relevant transactions in the discussion on page 63. Please see the Amended Draft.

Description of Securities, page 64

16.	Please revise here or where appropriate to provide the information required by Item 10.B.9. of Form 20-F.

Response: Revised. We have revised the document to include additional comparative information required by Item 10.B.9 of Form 20-F. Please see the Amended Draft.

Financial Statements

17.	Please update the financial statements as necessary as required by Item 8 of Form 20-F. Please also provide an updated consent of the independent accountant as necessary.

Response: Further to our counsel’s discussion with the Staff, we understand that this comment was made in case we were to file the Amended Draft after March 31, 2015. However, since our financial statements are current through April 1, 2015 and we are filing the Amended Draft today, we believe that our financial statements are compliant with Item 8 of Form 20-F and there is no need to update them at this time.

Exhibits

18.	We note disclosure on page 26 regarding subscriptions. To the extent that subscription agreements will be used, please ensure to file a form of the agreement as an exhibit to the registration statement.

Response: Revised. We have filed a form of subscription agreement as an exhibit to the registration statement. Please see the Amended Draft.

Nano-Textile Ltd.

3 Lohamei HaGetaot St.

Nahariya 2244427

ISRAEL

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-50-652-1727.

Sincerely,

/s/ Erez Ovdat

Erez Ovdat, Chief Executive Officer
Nano-Textile Ltd.

VIA EDGAR